

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Mel Interiano
Chief Executive Officer
C/O Jacqueline O'Sullivan
Finance & Human Resources Director
Evolucia, Inc.
6151 Lake Osprey Drive, Third Floor
Sarasota, Florida 34240

> **Re: Evolucia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 000-53590**

Dear Mr. Interiano:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
      Stephen Fleming
      Fleming PLLC